

January 5, 2023

John Hamill
Chief Financial Officer
WINDTREE THERAPEUTICS INC /DE/
2600 Kelly Road, Suite 100
Warrington, PA 18976

> **Re: WINDTREE THERAPEUTICS INC /DE/**
> **Revised Preliminary Proxy Statement on Schedule 14A**
> **Filed December 23, 2022**
> **File No. 001-39290**

Dear John Hamill:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Revised Preliminary Proxy Statement filed December 23, 2022

General

1. Please revise your disclosure to clearly state that the mirrored voting function of the Series A Preferred Stock will have a significant impact on the vote needed to pass Proposal 1 relating to the reverse stock split. In this regard, assuming the minimum quorum is met with no additional shares of common stock appearing in person or by proxy, it appears the mirrored voting mechanism of the Series A Preferred Stock will result in the company only needing 16.667% (1/6) of the common shares outstanding to vote in favor of Proposal 1 rather than a vote in favor of at least 50.001%. Please clearly disclose these figures, expressed as percentages, so shareholders may understand the impact the Series A Preferred Stock will have on the ability of the company to pass Proposal 1.

2. We note the following statement included in your response to our prior comment 5: "whether the approval of an amendment to the Amended and Restated Certificate of Incorporation such as the one contemplated in the Preliminary Proxy Statement through a

vote which includes the vote of a super-voting preferred stock alters or changes the powers, preferences, or special rights of the Common Stock so as to affect them adversely (as set forth in Section 242(b) of the Delaware General Corporation Law (the "DGCL")) has not been determined by a Delaware court to date and is not specifically provided for in the applicable statutes." Please include the substance of this statement in the proxy statement itself and discuss the surrounding uncertainty of using this approach in an attempt to pass Proposal 1.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Lauren Hamill at 303-844-1008 or Laura Crotty at 202-551-7614 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Jennifer Porter